

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2019

Bjorn Hall
General Counsel
Fundrise Midland Opportunistic REIT, LLC
11 Dupont Circle
9th Floor
Washington, DC 20036

> **Re: Fundrise Midland Opportunistic REIT, LLC**
> **Post-qualification Amendment to Form 1-A**
> **Filed on September 6, 2019**
> **File No. 024-10567**

Dear Mr. Hall:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-qualification Amendment to Form 1-A filed on September 6, 2019

General

1. We note the revisions to Section 13 of your subscription agreement include a waiver of Section 18-305 rights by which investors waive their rights to request, review and obtain information relating to Fundrise. With a view toward disclosure, please explain to us the intent of the provision and how it will operate, including whether it could impact investors' rights under the federal securities laws. In addition, please explain to us the scope of the "other information deemed to be confidential by Fundrise in its sole discretion." Finally, please revise your offering statement and subscription agreement to address any uncertainty about enforceability and, to the extent the provision implicates rights under the federal securities laws and rules and regulations promulgated thereunder, state that investors cannot waive compliance with such rules and regulations.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer Gowetski at 202-551-3401 or Sonia Barros at 202-551-3655 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities